Exhibit 99.1

Dear Mr. Winokur,

After 48 years on the Board of Directors of CDI Corporation (“CDI”), it is time for you to resign. Your tenure has been marked by abysmal shareholder returns and serious conflicts of interest which have transferred wealth from CDI shareholders to you and to Dechert LLP, the law firm at which you have long served as partner, Chairman and CEO.

As shown in the chart below, CDI shareholders have been greatly harmed by your presence on the CDI Board, including your service on the Executive committee for at least the last 20 years.

Based on CDI’s proxy filings, over the last 15 years you have received approximately $2mm in director fees and Dechert has billed CDI at least $11mm.

CDI, Inc. Payments to Winokur and Dechert

Year	BoD		Dechert Billings	Market Cap End of Year1
2001	$0.050	2	?	$278.9
2002	$0.050	2	?	$522.2
2003	$0.050	2	$1.700	$641.0
2004	$0.055	2	$1.900	$421.3
2005	$0.055	2	$1.700	$543.2
2006	$0.075		$0.800	$498.2
2007	$0.128		$0.650	$493.3
2008	$0.189		$0.950	$244.6
2009	$0.173		$0.223	$245.7
2010	$0.189		$0.386	$354.5
2011	$0.180		$0.252	$264.9
2012	$0.185		$0.205	$331.6
2013	$0.187		$0.770	$361.2
2014	$0.184		$0.650	$347.5
2015	$0.183		$1.000	$133.2
TOTAL	$1.933		$11.186

1 Source Bloomberg Finance L.P., amounts in millions
2 Director fee is not actual compensation, represents retainer only

These figures ignore the additional millions in compensation that have flowed to Brian Short, your ex-Dechert partner who serves as CDI general counsel. These amounts also do not include any fees that might have been paid to you or Dechert in your role as trustee for the Garrison trusts or for personal legal work for Walter Garrison. Over this time period, the CDI market capitalization has declined approximately 75%. In spite of your milking CDI for the last several decades, your publically disclosed ownership approximates a meager $500,000 insulting shareholders with your disregard for alignment of interests. It is time for you and Dechert to exit the CDI gravy train.

Mr. Winokur, we cannot think of any other director serving on the board of a publicly traded company with these types of conflicts of interest. Shockingly, your biography on the Dechert website states that you “regularly counsel boards of directors and special committees of public companies in connection with corporate governance matters, such as ongoing board activities as well as interested party transactions and issues requiring special investigations and disclosures.” The irony is too painful for long suffering CDI shareholders.

Should you stand for re-election, we look forward to making the case against you and the other directors who have allowed your destructive presence to continue. We wonder how you, as the trustee, will advise the Garrison trusts to vote their 18% CDI ownership stake at the next annual meeting when the proxy advisory firms likely recommend a vote against you given your conflicts of interest and absurdly long tenure.

Given the above, we ask that you act in the best interests of CDI shareholders and immediately resign.

Sincerely,

/s/ Bradley L. Radoff	/s/ Joshua E. Schechter
Bradley L. Radoff	Joshua E. Schechter